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                              January 26, 2021

       Aaron Skonnard
       Chief Executive Officer
       Pluralsight, Inc.
       42 Future Way
       Draper, Utah 84020

                                                        Re: Pluralsight, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed January 7,
2021
                                                            File No. 001-38498

       Dear Mr. Skonnard:

              We have reviewed your Janaury 22, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 22, 2021 letter.

       Preliminary Proxy Statement on Schedule 14A

       Background of the Mergers, page 39

   1.                                                   Please disclose the
name of the TRA representative.
   2. We note your response to prior comment 2. Please clarify in the disclosure why on
                                                        November 11, Qatalyst
informed Vista, but not Parties A and B, of the company's
                                                        intention to amend the
TRA to reduce the amount of Pluralsight   s change of control
                                                        obligation.
             You may contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any other questions.
 Aaron Skonnard
Pluralsight, Inc.
January 26, 2021
Page 2

                                   Sincerely,
FirstName LastNameAaron Skonnard
                                   Division of Corporation Finance
Comapany NamePluralsight, Inc.
                                   Office of Technology
January 26, 2021 Page 2
cc:       Doug Schnell
FirstName LastName